UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Gardiner Healthcare Acquisitions Corp.
(Name of Issuer)

Common stock, par value $0.0001 per share (“Common Stock”)
(Title of Class of Securities)

365506 203
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.           365506 203

1	NAME OF REPORTING PERSONS Gardiner Healthcare Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,336,563(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,336,563(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,563(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ See footnote (2) below.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.4%(1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.            365506 203

1	NAME OF REPORTING PERSONS Gardiner Founder, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,336,563(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,336,563(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,563(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ See footnote (2) below.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.4%(1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

See Item 4. On December 27, 2021 the Issuer consummated its initial public offering (the “IPO”) of 7,500,000 units (“Units”). Each Unit consists of one share of Common Stock and one redeemable warrant of the Company (“Warrant”), with each whole Warrant entitling the holder thereof to purchase one share of Common Stock for $11.50 per share.

The figure in the table refers to shares of the Issuer’s Common Stock issued in a private placement prior to the Issuer’s initial public offering of securities. In March 2021, the Issuer issued 2,156,250 shares of Common Stock, or founder shares, to Gardiner Healthcare Holdings, LLC. Subsequently, Gardiner Healthcare Holdings, LLC (i) sold 388,125 founder shares to Chardan Gardiner LLC, (ii) sold 366,562 founder shares to CCMAUS Pty Ltd, and (iii) granted an aggregate of 65,000 shares of founder shares to certain of the Issuer’s directors. Terms of these shares of Common Stock are more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-260422) (“Registration Statement”). Gardiner Healthcare Holdings, LLC is a wholly-owned subsidiary of, and is managed by, Gardiner Founder, LLC (“Gardiner Founder”). Gardiner Founder is controlled by a board of managers that includes Marc Pelletier, Paul R. McGuirk and Frank C. Sciavolino. Messrs. Pelletier, McGuirk and Sciavolino are the three managers of Gardiner Founder. Any action by Gardiner Healthcare Holdings, LLC with respect to the shares held by it, including voting and dispositive decisions are made by a majority vote of the board of managers of Gardiner Founder. Accordingly, under the so-called “rule of three,” because voting and dispositive decisions are made by a majority of Gardiner Founder’s managers, none of the managers of Gardiner Founder is deemed to be a beneficial owner of Gardiner Founder’s securities, except to the extent of any pecuniary interest they may have therein, and thereby none may be deemed to be a beneficial owner of Gardiner Healthcare Holdings, LLC.

(2)	Excludes 3,632,813 shares which may be purchased by exercising warrants that are not presently exercisable. In connection with the IPO, the Issuer consummated the sale of 3,632,813 private placement warrants (“Private Placement Warrants”) in a private placement to Gardiner Healthcare Holdings, LLC.

(3)	Based on 10,781,250 shares of Common Stock of the Issuer outstanding, as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission, on December 22, 2021.

Item 1(a).	Name of Issuer

Gardiner Healthcare Acquisitions Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

3107 Warrington Road
Shaker Heights, Ohio 44120

Item 2(a).	Names of Persons Filing

Gardiner Healthcare Holdings, LLC and Gardiner Founder, LLC (collectively, the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of the principal business office of each of the Reporting Persons is 3107 Warrington Road, Shaker Heights, Ohio 44120.

Item 2(c).	Citizenship

Gardiner Healthcare Holdings, LLC is a limited liability company formed in Delaware. Gardiner Founder, LLC is a limited liability company formed in Delaware.

Item 2(d).	Title of Class of Securities

Common Stock, $0.0001 par value per share.

Item 2(e).	CUSIP Number

365506 203

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

On December 27, 2021 the Issuer consummated its IPO of 7,500,000 Units. Each Unit consists of one share of Common Stock and one redeemable Warrant, with each whole Warrant entitling the holder thereof to purchase one share of Common Stock for $11.50 per share.

In March 2021, the Issuer issued 2,156,250 shares of Common Stock, or founder shares, to Gardiner Healthcare Holdings, LLC. Subsequently, Gardiner Healthcare Holdings, LLC (i) sold 388,125 founder shares to Chardan Gardiner LLC, (ii) sold 366,562 founder shares to CCMAUS Pty Ltd, and (iii) granted an aggregate of 65,000 shares of founder shares to certain of the Issuer’s directors. Terms of these shares of Common Stock are more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s Registration Statement.

3,632,813 shares which may be purchased by exercising warrants that are not presently exercisable have been excluded. In connection with the IPO, the Issuer consummated the sale of 3,632,813 Private Placement Warrants in a private placement to Gardiner Healthcare Holdings, LLC

As of December 31, 2021, the Reporting Persons may be deemed to beneficially own 1,336,563 shares of the Issuer’s Common Stock, representing 12.4% of the total of shares of Common Stock issued and outstanding. The terms of such shares of Common Stock are more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s Registration Statement.

The percentage of the shares of Common Stock held by the Reporting Persons is based on 10,781,250 shares of Common Stock outstanding of the Issuer, as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on December 22, 2021.

Gardiner Healthcare Holdings, LLC is the record holder of the shares reported herein. Gardiner Founder is the manager of Gardiner Healthcare Holdings, LLC. Gardiner Founder is controlled by a board of managers that includes Marc Pelletier, Paul R. McGuirk and Frank C. Sciavolino. Messrs. Pelletier, McGuirk and Sciavolino are the three managers of Gardiner Founder. Any action by Gardiner Healthcare Holdings, LLC with respect to the shares held by it, including voting and dispositive decisions are made by a majority vote of the board of managers of Gardiner Founder. Accordingly, under the so-called “rule of three,” because voting and dispositive decisions are made by a majority of Gardiner Founder’s managers, none of the managers of Gardiner Founder is deemed to be a beneficial owner of Gardiner Founder’s securities. Consequently, Messrs. Pelletier, McGuirk and Sciavolino are not deemed the beneficial owners of the shares held by Gardiner Healthcare Holdings, LLC.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: March 25, 2022

GARDINER HEALTHCARE HOLDINGS, LLC,
a Delaware limited liability company
By: Gardiner Founder, LLC, its Manager

By:	/s/ Marc F. Pelletier
	Name:	Marc F. Pelletier
	Title:	Manager

By:	/s/ Paul R. McGuirk
	Name:	Paul R. McGuirk
	Title:	Manager

By:	/s/ Frank C. Sciavolino
	Name:	Frank C. Sciavolino
	Title:	Manager

GARDINER FOUNDER, LLC,
a Delaware limited liability company

By:	/s/ Marc F. Pelletier
	Name:	Marc F. Pelletier
	Title:	Manager

By:	/s/ Paul R. McGuirk
	Name:	Paul R. McGuirk
	Title:	Manager

By:	/s/ Frank C. Sciavolino
	Name:	Frank C. Sciavolino
	Title:	Manager

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

EXHIBIT LIST

Exhibit A        Joint Filing Agreement, dated as of March 25, 2022

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock, $0.0001 par value per share, of Gardiner Healthcare Acquisitions Corp., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of March 25, 2022.

GARDINER HEALTHCARE HOLDINGS, LLC,
a Delaware limited liability company
By: Gardiner Founder, LLC, its Manager

By:	/s/ Marc F. Pelletier
	Name:	Marc F. Pelletier
	Title:	Manager

By:	/s/ Paul R. McGuirk
	Name:	Paul R. McGuirk
	Title:	Manager

By:	/s/ Frank C. Sciavolino
	Name:	Frank C. Sciavolino
	Title:	Manager

GARDINER FOUNDER, LLC,
a Delaware limited liability company

By:	/s/ Marc F. Pelletier
	Name:	Marc F. Pelletier
	Title:	Manager

By:	/s/ Paul R. McGuirk
	Name:	Paul R. McGuirk
	Title:	Manager

By:	/s/ Frank C. Sciavolino
	Name:	Frank C. Sciavolino
	Title:	Manager